UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 Consolidated results 3 rd November 11, 2026 Quarter 2026 ³ ³ ³ ³ ³ ³ 1 2 Earnings presentation 3Q26 Earnings presentation 3Q26 ³ Earnings presentation 3Q26 Δ Δ 3Source: CAMMESA “Informe mensual, principales variables”. Earnings presentation 3Q26Earnings presentation 3Q26Δ Δ Δ Δ Earnings presentation 3Q26Δ Δ Δ Δ Δ Δ Earnings presentation 3Q26Earnings presentation 3Q26Δ Δ Δ - Δ Δ Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26 Earnings presentation 3Q26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 11, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact